UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 14, 2011

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	General Counsel

VIMPELCOM APPOINTS JAN EDVARD THYGESEN

AS DEPUTY CEO AND CHIEF OPERATING OFFICER

Amsterdam (November 14, 2011) – VimpelCom Ltd. (“VimpelCom” or “the Company”) (NYSE:VIP) announced today that Jan Edvard Thygesen will join VimpelCom on January 1, 2012 as Deputy Chief Executive Officer and Chief Operating Officer. Mr. Thygesen joins VimpelCom’s executive team from Telenor, where he currently is Executive Vice President and Head of Central and Eastern European operations. Khaled Bichara, President and COO of VimpelCom, will be stepping down as planned, at the end of December 2011, following his successful efforts in the post acquisition integration of the operations of VimpelCom and Wind Telecom.

Jo Lunder VimpelCom Group CEO said: “Khaled informed me some time ago that he would be stepping down from VimpelCom at the end of the year with the successful integration of VimpelCom and Wind Telecom. Khaled has played an instrumental role in the merger and securing the targeted synergies within the enlarged business. I express our sincere gratitude to Khaled for his dedication and achievements within the group and wish him continued success in his future endeavors.”

CEO Lunder further stated: “I am pleased to welcome Jan Edvard in his new position as Deputy CEO and Chief Operating Officer. Jan Edvard knows VimpelCom well, having served as a member of our board. He has extensive operational experience in all aspects of the telecom industry, which will help us deliver on our new strategy and further operational excellence throughout the company. With Jan Edvard as a member of our senior executive team, I am very positive about our future and believe that we have both the right strategy and the right management in place to create shareholders value in VimpelCom by increased focus on profitable growth, operational excellence and capital efficiency.”

Thygesen echoed Lunder’s focus on continuing to strengthen VimpelCom’s operations. “I am very excited to accept this position with VimpelCom’s executive team, in which I can utilize my operational experience in various telecom markets to build upon VimpelCom’s accomplishments,” he said.

Khaled said: “I am very pleased with what we have achieved as these complementary businesses have come together. The integration of VimpelCom and Wind Telecom is well on track. Additionally, we have maintained good growth in our mobile and fixed broadband operations and secured excellent synergies.”

Biography Jan Edvard Thygesen

Mr. Thygesen has been a member of VimpelCom’s board of directors since June 2008. Mr. Thygesen has served as an executive vice president of Telenor since 1999. Since January 2006, be also oversaw all of Telenor’s Central and Eastern European operations. Since joining Telenor in 1970, Mr. Thygesen has held various senior executive positions, including chief executive officer of Sonofon, chief executive of Telenor Nordic Mobile, executive vice president of Telenor Mobil AS, chief executive of officer of Telenor Invest AS, executive vice president of Telenor Bedrift AS, and chief executive officer of Telenor Networks AS. He also served as chief executive officer of Esat Digifone, Ireland. He is presently serving as chairman of the boards of directors of Telenor Montenegro, Telenor d.o.o. in Serbia and Digi, Malaysia. In addition, he is director of the board of Uninor, India. Mr. Thygesen holds a Master of Science degree in electrical engineering and telecommunications from the Norwegian Institute of Technology. Mr. Thygesen is a Norwegian citizen.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2011 VimpelCom had 193 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations: VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 (0)20 79 77 203 (Amsterdam)	Media and Public Relations: VimpelCom Ltd. Elena Prokhorova pr@vimpelcom.com Tel: +7(495) 725-0708 (Moscow)